UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Timken Company Savings and Investment Pension Plan
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014 and
Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Timken Company Savings and
Investment Pension Plan
North Canton, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of The Timken Company Savings and Investment Pension Plan (the “Plan”) as of December 31, 2015 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2014 were audited by other auditors whose report dated June 29, 2015 expressed an unqualified opinion on the financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available of the Plan as of December 31, 2015, and the changes in net assets available for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying and Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 and Schedule of Assets (Held at End of Year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio
June 17, 2016

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Timken Company Savings and
Investment Pension Plan

We have audited the accompanying statement of net assets available for benefits of The Timken Company Savings and Investment Pension Plan as of December 31, 2014. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The Timken Company Savings and Investment Pension Plan at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Akron, Ohio
June 29, 2015

The Timken Company Savings and Investment Pension Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2015	2014
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$896,532,143	$1,032,983,138
Receivables:
Contributions receivable from participants	1,335,284	2,638,979
Contributions receivable from The Timken Company	2,317,214	2,921,279
Notes receivable from participants	22,149,008	23,568,264
	25,801,506	29,128,522

Total assets reflecting investments at fair value	922,333,649	1,062,111,660

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	(607,430)	(1,764,987)
Net assets available for benefits	$921,726,219	$1,060,346,673

See accompanying notes.

The Timken Company Savings and Investment Pension Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions
Interest income on notes receivable from participants	$1,015,912
Participant rollovers	1,964,967
Contributions:
Participants	27,138,043
The Timken Company	21,529,356
48,667,399
Total additions	51,648,278

Deductions
Investment loss:
Net depreciation from The Master Trust Agreement for The Timken Company Defined Contribution Plans	92,125,914
Benefits paid directly to participants	97,183,166
Administrative expenses	959,652
Total deductions	190,268,732

Net decrease	(138,620,454)

Net assets available for benefits:
Beginning of year	1,060,346,673
End of year	$921,726,219

See accompanying notes.

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements
December 31, 2015 and 2014 and
Year Ending December 31, 2015

1. Description of the Plan
The following description of The Timken Company Savings and Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions. Copies of the handbook are available from the Plan Administrator, The Timken Company (the Company).
On June 30, 2014, the Company completed the separation of its steel business from its bearing and power transmissions business through a spinoff, creating a new independent publicly traded company, TimkenSteel Corporation (TimkenSteel). The Company's Board of Directors declared a distribution of all outstanding common shares of TimkenSteel through a dividend. At the close of business on June 30, 2014, the Company's shareholders received one common share of TimkenSteel for every two common shares of the Company they held as of the close of business on June 23, 2014. A dividend of $80,427,192 in common shares of TimkenSteel was distributed to participants in the Plan, creating the TimkenSteel Common Stock Fund. In addition, as a result of the spinoff, $277,218,784 of Plan assets were transferred to The TimkenSteel Corporation Savings and Investment Pension Plan for TimkenSteel employees and retirees.
General
Participation in this Plan shall be available to full-time salaried Employees of The Timken Company; The Timken Corporation; Timken ILS Dayton, Inc.; Timken Motor & Crane Services LLC; Timken Gears & Services Inc.; Timken Drives, LLC; MPB Corporation; Timken Alcor Aerospace Technologies, Inc.; Bearing Inspection, Inc.; Timken Industrial Services, LLC; Timken Aerospace Transmissions, LLC; and Timken NCT LLC,; non-bargaining hourly employees of The Timken Company at its facilities in Gaffney, Honea Path, and Tyger River, South Carolina; Pulaski and Mascot, Tennessee; Lincolnton and Rutherfordton, North Carolina; Carlyle, Illinois; Ogden, Utah; Lenexa, Kansas; Carolina Service Center, South Carolina; and Bucyrus, Ohio, and in the TIMKEN Housed Units business and non-bargaining hourly employees of Timken ILS Dayton, Inc.; Timken Gears & Services Inc.; Timken Drives, LLC; MPB Corporation; Timken Alcor Aerospace Technologies, Inc.; Bearing Inspection, Inc.; Timken Motor & Crane Services LLC; Timken Aerospace Transmissions, LLC; and Timken NCT LLC.  Employees of these entities become eligible to participate in the Plan the first of the month following the completion of one full calendar month of full-time service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the provisions of the Plan, participants may elect to contribute between 1% and 75% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Service (IRS) limitations. The Company matches such employee contributions, “Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings deferred to the Plan, and 50% of the next 3% of gross earnings deferred to the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective July 1, 2015, Matching Contributions are allocated based on the participant’s investment election. Prior to July 1, 2015, Matching Contributions were contributed to the Timken Company Common Stock Fund.

The Plan provides for a quarterly “Core Contribution” by the Company for all plan participants except employees of Timken Drives LLC, Timken Housed Units and Timken Motor & Crane Services LLC, those accruing service under a defined benefit pension plan sponsored by the Company, and those receiving a 401(k) Plus Contribution. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 1.0% to 4.5% of the participant’s eligible compensation.

The Plan provides for a quarterly "401(k) Plus Contribution" by the Company for employees hired prior to January 1, 2004 at the Company’s facilities in Altavista, Virginia; Asheboro, North Carolina; and the Indiana Service Center, and who did not have five years of Continuous Service and 50 points (in Continuous Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0% of the participant’s eligible compensation.

The Plan provides for a quarterly “Timken Drives 401(k) Plus Contribution” by the Company for employees of Timken Drives, LLC. This contribution is based on the participant’s full years of service in amounts of 1.0% (for those with 25-29 years of services) or 2.0% (for those with 30 or more years of service) of the participant’s eligible compensation.

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

Effective April 15, 2010, any employee hired prior to 2007 who had not enrolled as a participant in the Plan as of February 22, 2010; and any employee hired after 2006 who, prior to February 22, 2010, had elected not to participate in the Plan, were automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained.

Prior to July 1, 2015, participants were not allowed to diversify the Matching Contributions made to the Timken Company Common Stock Fund until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains three years of Continuous Service, or (iv) following retirement. Effective July 1, 2015, participants are not restricted from diversifying the Matching Contributions made in the Timken Company Common Stock Fund. Core Contributions, 401(k) Plus Contributions and Timken Drives 401(k) Plus Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in common shares of the Company.

Delinquent Participant Contributions
During 2015 and 2014, the Company failed to transmit certain participant contributions to the Plan in the amount of $62 and $87,475, respectively, within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company transmitted the 2014 delinquent participant contributions to the Plan by December 31, 2015 and reimbursed the Plan for lost earnings in the amount of $1,814 during 2015. Related excise taxes were paid by the Company. The Company transmitted the 2015 delinquent participant contributions to the Plan in 2016 and reimbursed the Plan for lost earnings in the amount of $2 during 2016. The related excise taxes were paid by the Company.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balances, as defined. Forfeited balances of terminated participants’ unvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the Core Contributions, 401(k) Plus Contributions and Timken Drives 401(k) Plus Contributions after the completion of three years of service. Participants vest in the Base Contributions (contributions made prior to 2007) on a five-year graduated vesting scale based on years of continuous service.

Forfeitures
Under the provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all Core Contributions, 401(k) Plus Contributions and Timken Drives 401(k) Plus Contributions and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. In addition, if a participant leaves the Company with less than five years of Continuous Service, any unvested matching contributions, company retirement contributions, base contributions, and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. Forfeitures balances as of December 31, 2015 and 2014 were approximately $63,900 and $62,600, respectively.

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans.

The loans bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
Upon termination of service with the Company, participants having a vested account balance greater than $1,000 were given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan (if vested account balance was greater than $5,000). Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance. Participants with a vested account balance between $1,000 and $5,000 and who did not elect a distribution, were paid in a direct rollover to an individual retirement plan. Participants electing to leave their vested assets in the Plan may do so until age 70-1/2 after which time the lump-sum or installment distribution options would apply.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Transfers between Plans
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC (Trustee), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.
The Plan’s trustee maintains a collective investment trust of common shares of The Timken Company in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management is currently evaluating the effect that the provisions of Part I and Part II of ASU 2015-12 will have on the Plan’s financial statements. Part III is not applicable to the Plan.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management is currently evaluating the effect that the provisions of ASU 2015-07 will have on the Plan’s financial statements.

Subsequent Events
Management evaluates subsequent events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

Effective January 1, 2016, the Plan was restated to allow participants to become immediately vested in Core Contributions. In addition, participants may direct no more than 20% of their future contributions into the Timken Company Common Stock Fund, and individuals who may obtain new loans are limited to active employees or parties in interest.

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2015 and 2014 was 97.27% and 97.24%, respectively.

The following tables present the value of investments in the Master Trust and the Plan’s ownership percentage in each investment fund of the Master Trust:

	December 31, 2015
	Cash and Cash Equivalents	Company Stock Funds	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$90	$117,471,456	$—	$—	$117,471,546	98.24%
TimkenSteel Common Stock Fund	1	11,517,698	—	—	11,517,699	97.97%
American Funds EuroPacific Growth	—	—	85,746,776	—	85,746,776	99.27%
American Funds Washington Mutual Investors	—	—	26,736,461	—	26,736,461	98.90%
American Beacon Small Cap Value	—	—	16,913,911	—	16,913,911	97.86%
Eagle Small Cap Growth	—	—	12,513,727	—	12,513,727	97.80%
Vanguard Target Retirement Income	—	—	16,855,898	—	16,855,898	92.76%
Vanguard Target Retirement 2015	—	—	43,801,786	—	43,801,786	95.41%
Vanguard Target Retirement 2025	—	—	40,879,722	—	40,879,722	98.24%
Vanguard Target Retirement 2035	—	—	35,885,129	—	35,885,129	98.86%
Vanguard Target Retirement 2045	—	—	15,425,679	—	15,425,679	99.25%
Vanguard Target Retirement 2055	—	—	851,790	—	851,790	99.03%
Vanguard Target Retirement 2020	—	—	17,554,594	—	17,554,594	96.93%
Vanguard Target Retirement 2030	—	—	8,308,521	—	8,308,521	92.03%
Vanguard Target Retirement 2040	—	—	3,726,655	—	3,726,655	98.54%
Vanguard Target Retirement 2050	—	—	3,333,234	—	3,333,234	97.71%
Vanguard Target Retirement 2060	—	—	659,076	—	659,076	98.75%
JPMorgan S&P 500 Index	—	—	—	7,792,129	7,792,129	0.00%
JPMCB Core Bond	—	—	—	85,675,984	85,675,984	97.74%
JPMorgan Equity Index	—	—	—	143,784,620	143,784,620	100.00%
Nuveen Winslow Large-Cap Growth	—	—	—	57,191,575	57,191,575	97.93%
SSgA Russell 2000-A Index	—	—	—	43,004,113	43,004,113	98.43%
	$91	$128,989,154	$329,192,959	$337,448,421	$795,630,625

Wells Fargo Stable Value Fund:
Wells Fargo Stable Return	$—	$—	$—	$3,075,107	$3,075,107
Wells Fargo Stable Value	—	—	—	122,970,956	122,970,956
Adjustment from fair value to contract value	—	—	—	(627,095)	(627,095)
	$—	$—	$—	$125,418,968	$125,418,968	96.86%

Net Assets of Master Trust	$91	$128,989,154	$329,192,959	$462,867,389	$921,049,593	97.27%

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

	December 31, 2014
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$657,641	$169,394,951	$—	$—	$170,052,592	98.21%
TimkenSteel Common Stock Fund	11,108	63,360,126	—	—	63,371,234	98.09%
Morgan Stanley Small Company Growth	—	—	14,813,430	—	14,813,430	98.08%
American Funds EuroPacific Growth	—	—	86,365,892	—	86,365,892	99.10%
American Funds Washington Mutual Investors	—	—	29,056,130	—	29,056,130	98.37%
American Beacon Small Cap Value	—	—	19,829,041	—	19,829,041	97.80%
Vanguard Target Retirement Income	—	—	18,682,387	—	18,682,387	90.60%
Vanguard Target Retirement 2015	—	—	53,853,742	—	53,853,742	95.64%
Vanguard Target Retirement 2025	—	—	42,876,841	—	42,876,841	98.45%
Vanguard Target Retirement 2035	—	—	35,591,237	—	35,591,237	98.77%
Vanguard Target Retirement 2045	—	—	14,860,688	—	14,860,688	99.03%
Vanguard Target Retirement 2020	—	—	14,653,078	—	14,653,078	96.50%
Vanguard Target Retirement 2030	—	—	10,230,594	—	10,230,594	94.87%
Vanguard Target Retirement 2040	—	—	3,273,703	—	3,273,703	96.94%
Vanguard Target Retirement 2050	—	—	2,702,181	—	2,702,181	98.75%
JPMorgan S&P 500 Index	—	—	—	8,519,545	8,519,545	0.00%
JPMCB Core Bond	—	—	—	88,400,086	88,400,086	97.71%
JPMorgan Equity Index	—	—	—	149,370,583	149,370,583	100.00%
Nuveen Winslow Large-Cap Growth	—	—	—	56,696,153	56,696,153	98.14%
SSgA Russell 2000-A Index	—	—	—	47,039,238	47,039,238	98.40%
	$668,749	$232,755,077	$346,788,944	$350,025,605	$930,238,375

Wells Fargo Stable Value Fund:
Wells Fargo Stable Return	$—	$—	$—	$3,264,205	$3,264,205
Wells Fargo Stable Value	—	—	—	128,802,600	128,802,600
Adjustment from fair value to contract value	—	—	—	(1,823,408)	(1,823,408)
	$—	$—	$—	$130,243,397	$130,243,397	96.80%

Net Assets of Master Trust	$668,749	$232,755,077	$346,788,944	$480,269,002	$1,060,481,772	97.24%

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

Changes in net assets for the Master Trust are as follows:

Year Ended December 31, 2015

Net transfers (contributions, transfers and benefit payments for the participating plans)	$(44,744,705)
Net appreciation (depreciation) in fair value of instruments:
Company stock funds	(100,999,887)
Registered investment companies	(11,992,635)
Common collective funds	6,410,476
(151,326,751)

Interest	1,550
Dividends	12,856,400
12,857,950

Total investment loss (net of transfers)	(138,468,801)
Administrative expenses	(963,378)
Net decrease	(139,432,179)
Net assets:
Beginning of the year	1,060,481,772
End of the year	$921,049,593

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

4. Fair Value
The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Assets at Fair Value as of
	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$91	$—	$91	$—

Company Stock:
The Timken Company Common Stock	117,471,456	117,471,456	—	—
TimkenSteel Common Stock	11,517,698	11,517,698	—	—

Registered Investment Companies:
American Funds EuroPacific Growth	85,746,776	85,746,776	—	—
American Funds Washington Mutual Investors	26,736,461	26,736,461	—	—
American Beacon Small Cap Value	16,913,911	16,913,911	—	—
Eagle Small Cap Growth	12,513,727	12,513,727	—	—
Vanguard Target Retirement Income	16,855,898	16,855,898	—	—
Vanguard Target Retirement 2015	43,801,786	43,801,786	—	—
Vanguard Target Retirement 2020	17,554,594	17,554,594	—	—
Vanguard Target Retirement 2025	40,879,722	40,879,722	—	—
Vanguard Target Retirement 2030	8,308,521	8,308,521	—	—
Vanguard Target Retirement 2035	35,885,129	35,885,129	—	—
Vanguard Target Retirement 2040	3,726,655	3,726,655	—	—
Vanguard Target Retirement 2045	15,425,679	15,425,679	—	—
Vanguard Target Retirement 2050	3,333,234	3,333,234	—	—
Vanguard Target Retirement 2055	851,790	851,790	—	—
Vanguard Target Retirement 2060	659,076	659,076	—	—

Common Collective Funds:
JPMorgan S&P 500 Index	7,792,129	—	7,792,129	—
SSgA Russell 2000-A Index	43,004,113	—	43,004,113	—
JPMorgan Equity Index	143,784,620	—	143,784,620	—
Nuveen Winslow Large-Cap Growth	57,191,575	—	57,191,575	—
JPMCB Core Bond	85,675,984	—	85,675,984	—

Wells Fargo Stable Value Fund:
Common Collective Funds:
Wells Fargo Stable Return	3,075,107	—	3,075,107	—
Wells Fargo Stable Value	122,970,956	—	122,970,956	—
Total assets	$921,676,688	$458,182,113	$463,494,575	$—

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

	Assets at Fair Value as of
	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$668,749	$—	$668,749	$—

Company Stock:
The Timken Company Common Stock	169,394,951	169,394,951	—	—
TimkenSteel Common Stock	63,360,126	63,360,126	—	—

Registered Investment Companies:
Morgan Stanley Small Company Growth	14,813,430	14,813,430	—	—
American Funds EuroPacific Growth	86,365,892	86,365,892	—	—
American Funds Washington Mutual Investors	29,056,130	29,056,130	—	—
American Beacon Small Cap Value	19,829,041	19,829,041	—	—
Vanguard Target Retirement Income	18,682,387	18,682,387	—	—
Vanguard Target Retirement 2015	53,853,742	53,853,742	—	—
Vanguard Target Retirement 2020	14,653,078	14,653,078	—	—
Vanguard Target Retirement 2025	42,876,841	42,876,841	—	—
Vanguard Target Retirement 2030	10,230,594	10,230,594	—	—
Vanguard Target Retirement 2035	35,591,237	35,591,237	—	—
Vanguard Target Retirement 2040	3,273,703	3,273,703	—	—
Vanguard Target Retirement 2045	14,860,688	14,860,688	—	—
Vanguard Target Retirement 2050	2,702,181	2,702,181	—	—

Common Collective Funds:
JPMorgan S&P 500 Index	8,519,545	—	8,519,545
SSgA Russell 2000-A Index	47,039,238	—	47,039,238	—
JPMorgan Equity Index	149,370,583	—	149,370,583	—
Nuveen Winslow Large-Cap Growth	56,696,153	—	56,696,153	—
JPMCB Core Bond	88,400,086	—	88,400,086	—

Wells Fargo Stable Value Fund:
Common Collective Funds:
Wells Fargo Stable Return	3,264,205	—	3,264,205	—
Wells Fargo Stable Value	128,802,600	—	128,802,600	—
Total assets	$1,062,305,180	$579,544,021	$482,761,159	$—

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

The investment strategy for American Funds Washington Mutual Investors is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.
The Timken Company and TimkenSteel Common Stock Funds participate in units and are valued based on the closing price of each company's common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.
The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.
The JPMCB Core Bond Fund invests primarily in a diversified portfolio of intermediate and long-term debt securities and is valued using the net asset value per share.
The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.
The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

During 2014, the Company replaced the JP Morgan Stable Value Fund with the Wells Fargo Stable Value Fund. The Wells Fargo Stable Value Fund primarily invests in security backed investment contracts and is measured using the net asset value per share. As a result of the transition to the Wells Fargo Stable Value Fund, there are no Level 3 assets at December 31, 2015 and 2014, respectively.

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2015 and 2014, respectively:

December 31, 2015	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$7,792,129	Not applicable	Daily	Trade Day
JPMCB Core Bond	$85,675,984	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$43,004,113	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$143,784,620	Not applicable	Daily	Trade Day + 1 day
Nuveen Winslow Large-Cap Growth	$57,191,575	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$3,075,107	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$122,970,956	Not applicable	Daily	Trade Day

December 31, 2014	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$8,519,545	Not applicable	Daily	Trade Day
JPMCB Core Bond	$88,400,086	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$47,039,238	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$149,370,583	Not applicable	Daily	Trade Day + 1 day
Nuveen Winslow Large-Cap Growth	$56,696,153	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$3,264,205	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$128,802,600	Not applicable	Daily	Trade Day

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments
Non-participant-directed investments are investments in The Timken Company Stock Fund as a result of the Company matching contributions. Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2015	2014
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund and the TimkenSteel Common Stock Fund	$126,683,730	$229,172,474

Year Ended
December 31, 2015
Change in net assets:
Net depreciation in fair value of investments	$(99,156,947)
Dividends	4,764,617
Contributions	10,578,309
Benefits paid directly to participants	(13,055,593)
Administrative expenses	(93,826)
Transfers to participant-directed accounts (net)	(5,525,304)
$(102,488,744)

Effective July 1, 2015, Matching Contributions are allocated based on the participant’s investment election. The Company considers The Timken Company Common Stock Fund and the TimkenSteel Common Stock Fund to be non-participate-directed investments since the Matching Contributions were non-participate-directed for part of 2015 and all of 2014.

6. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2015	December 31, 2014
Net assets available for Benefits per the financial statements	$921,726,219	$1,060,346,673
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	607,430	1,764,987
Net assets available for benefits per the Form 5500	$922,333,649	$1,062,111,660
The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

The following is a reconciliation of the total net increase (decrease) per the financial statements to total income (loss) per the Form 5500 for the year ended December 31, 2015:

December 31, 2015
Total net decrease per the financial statements	$(138,620,454)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	(1,764,987)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2015	607,430
Total loss per the Form 5500	$(139,778,011)

7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Income Tax Status
The Plan has received a determination letter from the IRS dated February 13, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

The Timken Company Savings and Investment Pension Plan
Notes to Financial Statements (continued)

9. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Plan for the year ended December 31, 2015:

Dollars
Purchased	$14,266,486
Issued to participants for payment of benefits	$6,401,366

Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

During 2015, there were benefits paid of $2,173,248 to participants in TimkenSteel common shares.

The Timken Company Savings and Investment Pension Plan

Supplemental Schedules

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130 Plan #011

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$26,791.33	$—	$26,791.33	(1)	$—	$—
$36,971.42	$—	$36,971.42	(2)	$—	$—
$25,526.43	$—	$25,526.43	(3)	$—	$—
$63.67	$—	$63.67	(4)	$—	$—

(1)	Represents delinquent participant contributions and lost earnings for various pay periods in 2014.
(2)	Represents delinquent participant contributions and lost earnings associated with annual performance award in March, 2014.
(3)	Represents delinquent loan repayments and lost earnings for various pay periods in 2014.
(4)	Represents delinquent loan repayments for June 15, 2015 pay period.

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130      Plan #011
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 11.00% with various maturity dates	$—	$22,149,008

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN

Date: June 17, 2016	By:	/s/ J. Ted Mihaila
J. Ted Mihaila
Senior Vice President and Controller